Exhibit 99.1

Daqo New Energy’s Subsidiary Xinjiang Daqo Proposes 2023 Cash Dividend for Approval at Its Annual Shareholders’ Meeting

Shanghai, China—April 1, 2024—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or "we"), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that its subsidiary Xinjiang Daqo’s board of directors has approved its cash dividend plan for 2023 and has proposed it to Xinjiang Daqo's annual shareholders' meeting for approval.

For the year ended December 31, 2023, the net profit attributable to Xinjiang Daqo’s shareholders was RMB 5,762,696,246. Xinjiang Daqo’s board of directors has approved the payment of a cash dividend to Xinjiang Daqo’s shareholders (including Daqo New Energy) in the aggregate amount of RMB 893,308,292 which accounts for 15.50% of the net profit attributable to them in 2023. This plan still needs to be submitted to Xinjiang Daqo’s annual shareholders meeting for approval, which is expected to be held in mid-April. In the year ended December 31, 2023, Xinjiang Daqo repurchased its issued and outstanding shares in the aggregate amount of RMB 259,867,131. Combined with the proposed cash dividend for 2023, Xinjiang Daqo in aggregate would return to its shareholders approximately 20.01% of its net profit attributable for 2023 to them. As of the date of this press release, Daqo New Energy beneficially owns 72.4% of the equity interest in Xinjiang Daqo.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 205,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

For more information, please visit www.dqsolar.com.

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1 480 614 3004

Email: lbergkamp@christensencomms.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “might,” “guidance” and similar statements. Among other things, Daqo New Energy’s share repurchase plan and the industry’s outlook contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company’s ability to lower its production costs. Further information regarding these and other risks is included in the reports or documents that the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

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